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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                    FORM 6-K


       REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934


                         For the month of [October] 2003

                                MIRAE CORPORATION
                 (Translation of registrant's name into English)


             #9-2, CHA AM-DONG, CHUN AN, CHUNG CHONG NAM-DO 330-200
                                REPUBLIC OF KOREA
                     (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

           Form 20-F ( x )               No       Form 40-F (   )

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

           Yes (    )                    No ( x )

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________.

           The registrant files with the Korea Securities Exchange the notice dated October 14, 2003. Attached is English language version of the notice.

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The following table sets forth the contract of financial instrument, Forward
Exchange of US Dollar.

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1. Target Instrument                                Forward Exchange (US Dollar)
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2. Amount of Contract                                         11,625,000,000 won
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   -  Purchase Amount                                                          -
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   -  Selling Amount                                          11,625,000,000 won
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   -  Contract Ratio to Asset                                               5.5%
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3. Date of Contract                                             October 13, 2003
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4. Total Asset                                               210,725,404,921 won
   (as of December 31, 2002)
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5. Others                         1) Conditions of Contract
                                     -  if Maturity of Exchange Rate * 1,162.50,
                                        then, US$ 5,000,000 will be sold at
                                        1,162.50
                                     -  if Maturity of Exchange Rate **1,162.50,
                                        then, US$ 10,000,000 will be sold at
                                        1,162.50

                                  2) Maturity of Exchange Rate will be confirmed in accordance with Reuter's KFTC11.

                                  3) Maturity Date: 11:00 A.M., December 11,
                                  2003, Seoul

                                  4) The Amount of Contract is calculated with the Exchange Rate of 1,162.50 won.
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*  means less than
** greater than

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                                   SIGNATURES



        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



Date: October 14, 2003



By     MiRi Chung
   ------------------
Mi-Ri Chung

Mirae Corporation
Public Disclosure Representative
Of Investor Relations Team